July 11, 2019

Robert W. Hau
Chief Financial Officer
Fiserv, Inc.
225 Fiserv Dr.
Brookfield, WI 53045

       Re: Fiserv, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 000-14948

Dear Mr. Hau:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services